                                                                                                 Exhibit 99.1

[GRAPHIC OMITTED]PHOENIX

     The Phoenix Companies, Inc.                                        N  E  W  S     R  E  L  E  A S E

     One American Row
     PO Box 5056
     Hartford CT 06102-5056
     PhoenixWealthManagement.com

     For Immediate Release

     Contacts:               Media Relations                Investor Relations
                             ---------------                ------------------
                             Alice S. Ericson               Peter A. Hofmann
                             860-403-5946                   860-403-7100

                             PHOENIX REPORTS SECOND QUARTER 2003 RESULTS

                             o  Non-cash Charge Offset Improved Segment Earnings
                             o  RBC Increased Further
                             o  YTD Total Segment Earnings Tripled

     HARTFORD, Conn., July 31, 2003–The Phoenix Companies, Inc. (NYSE: PNX) today reported a second quarter
     2003 net loss of $49.5 million, or $0.53 per share, compared with a net loss of $37.2 million, or a $0.37 loss per share, in the second quarter of 2002. Included in the current quarter is a non-cash charge of
     $60.4 million, after income taxes, $55.0 million of which relates to the impairment of the company's equity investment in Aberdeen Asset Management, PLC, a U.K.-based asset management firm.

        The company reported improvement in total segment income, which was $11.5 million, or $0.12 per share, in the second quarter of 2003, compared with a total segment loss of $4.1 million, or a $0.04 loss per share, in the second quarter of 2002. Total segment income is not a generally accepted accounting principles (GAAP) financial measure.

                                                     -more-

The Phoenix Companies, Inc. Second Quarter 2003 Results...2

Earnings Summary                             Second Quarter           First Quarter          Second Quarter
                                                  2003                    2003                    2002
                                         ----------------------  ----------------------  ----------------------
                                              In        Per          In         Per           In         Per
                                           Millions    Share      Millions     Share       Millions     Share
                                         ----------- ----------  ----------- ----------  ----------- ----------
Total Segment Income (Loss) 1               $11.5      $0.12       $16.8       $0.18        $(4.1)     $(0.04)
Net Realized Investment Gains (Losses)      (59.2)     (0.63)      (12.4)      (0.13)       (10.8)      (0.11)
Restructuring Charges                        (1.8)     (0.02)       (2.5)      (0.03)       (21.8)      (0.22)
Other Income (Loss)                           -         -            1.3        0.01         (0.5)       0.00
                                         ----------- ----------  ----------- ----------  ----------- ----------
Net Income (Loss)                          $(49.5)    $(0.53)       $3.2       $0.03       $(37.2)     $(0.37)
                                         =========== ==========  =========== ==========  =========== ==========

     1 This is a non-GAAP financial measure.  An explanation of GAAP and non-GAAP financial measures is provided at the end of this release.

         "The progress in our core operations should not be overshadowed by the charge for Aberdeen," said Dona
     D. Young, chairman, president, and chief executive officer. "This is the right decision at this time, and we retain the ability to recoup greater value from this investment.

         "Our core businesses showed improvement over the first quarter, reflecting the initiatives we have implemented since late last year to restore the company to consistent, profitable growth," Mrs. Young said. "Our efforts resulted in a steadily improving capital position, increases in segment earnings and lower expenses. Our new management team is in place, bringing greater focus, discipline and constructive new ideas to how we run our businesses. And, we continue to make good progress in sales and sales development, with momentum building for the second half of the year."

         Mrs. Young added, "The recent strength in the equity markets is encouraging.  However, we continue to operate with a sense of urgency and purpose as we focus on improving our fundamentals to ensure optimal performance in any environment. Overall, we are on track with our business plans and are making the expected progress on the four key priorities I established at the end of last year."

         Those priorities are: intensifying the focus on core wealth management products and services;
     enhancing capital and resource allocation strategies; lowering expenses; and building a performance culture to drive shareholder value.

         As previously indicated, Phoenix has been monitoring its equity investment in Aberdeen and, in light of second quarter developments, is recognizing a non-cash impairment this quarter in accordance with GAAP.

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The Phoenix Companies, Inc. Second Quarter 2003 Results...3

     Because statutory accounting rules have required that Aberdeen be marked to market all along, this non-cash charge has no impact on the statutory financial position of Phoenix Life Insurance Company or its risk-based capital ratio (RBC). It also has no impact on Phoenix's liquidity.

        Mrs. Young cited the following highlights from the quarter:

     o  Risk-based capital for Phoenix Life Insurance Company continued to increase and is well over the company's target level of 300 percent.
     o  Fundamentals in Phoenix's life insurance business remained strong, with continued favorable mortality and improvement in the already high persistency for all major life product lines.
     o  There were strong sales in universal life insurance and variable annuities.
     o  Roger Engemann & Associates, Inc. continued to demonstrate a performance turnaround, with all six of its funds in the top quintile for one-year performance, according to Morningstar.
     o  Equity market improvements this quarter immediately boosted earnings of life and annuity and revenues from mutual fund products, and will benefit the majority of fee revenues on managed accounts and institutional products next quarter.
     o  As of June 30, 2003, the company took action to realize annualized savings of $32 million.  Phoenix is assessing further expense reductions and expects to exceed its previously announced $34 million target in 2003.

     YEAR-TO-DATE RESULTS

     o  Segment Income Tripled

        The company reported a year-to-date net loss of $46.3 million, or $0.49 per share, compared with a net loss of $138.6 million, or a $1.38 loss per share, through June 30, 2002. The 2003 loss is due primarily to the $55.0 million after-tax, non-cash charge relating to the company's equity investment in Aberdeen, while the 2002 loss was due primarily to the first quarter adoption of an accounting change for goodwill.
     Year-to-date 2003 total segment income of $28.3 million, or $0.30 per share, was more than triple the total segment income of $8.7 million, or $0.09 per share through June 30, 2002.

                                                    -more-

The Phoenix Companies, Inc. Second Quarter 2003 Results...4

       Earnings Summary                                        Year to Date                 Year to Date
                                                                   2003                         2002
                                                         -------------------------    -------------------------
                                                              In           Per             In           Per
                                                           Millions       Share          Millions      Share
                                                         ------------  -----------    ------------  -----------
       Total Segment Income                                 $28.3         $0.30            $8.7        $0.09
       Net Realized Investment Gains (Losses)               (71.6)        (0.76)           (9.1)       (0.09)
       Deferred Policy Acquisition Cost Adjustment            -            -               15.1         0.15
       Restructuring Charges                                 (4.3)        (0.04)          (21.8)       (0.22)
       Other Income (Loss)                                    1.3          0.01            (1.2)       (0.01)
       Cumulative Effect of Accounting Change                 -            -             (130.3)       (1.30)
                                                         ------------  -----------    ------------  -----------
       Net Income (Loss)                                   $(46.3)       $(0.49)        $(138.6)      $(1.38)
                                                         ============  ===========    ============  ===========

     SEGMENT RESULTS
         Phoenix has two operating segments, "Life and Annuity" and "Asset Management", and two reporting segments, "Venture Capital" and "Corporate and Other".  The Corporate and Other segment includes unallocated capital, interest expense and other expenses, as well as certain businesses not of sufficient scale to report independently. Effective this quarter, the company has transferred its equity investment in Aberdeen from the Asset Management segment to the Corporate and Other segment, and, as a result, all prior period information has been resegmented to conform to the current presentation.

     Segment Income                                              Second            First           Second
     (In Millions)                                               Quarter          Quarter          Quarter
                                                                  2003              2003             2002
                                                              -------------    -------------    -------------
     Life Insurance                                              $28.6             $22.7            $27.1
     Annuities                                                    (1.4)             (5.3)             0.8
                                                              -------------    -------------    -------------
     Life and Annuity Segment                                     27.2              17.4             27.9
     Asset Management Segment                                     (5.7)             (5.8)            (2.6)
     Venture Capital Segment                                       5.8              23.9            (29.9)
     Corporate and Other Segment                                 (12.5)            (11.4)            (8.4)
                                                              -------------    -------------    -------------
     Total Segment Income (Loss), before Income Taxes             14.8              24.1            (13.0)
     Applicable Income Taxes (Benefit)                             3.3               7.3             (8.9)
                                                              -------------    -------------    -------------
     Total Segment Income (Loss)                                 $11.5             $16.8            $(4.1)
                                                              =============    =============    =============

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The Phoenix Companies, Inc. Second Quarter 2003 Results...5

     Life and Annuity

     o  Fundamentals Were Strong, Driven By Strong Persistency and Mortality
     o  Insurance Margins Grew Significantly
     o  Life Earnings Improved Quarter over Quarter

         This segment had income before income taxes of $27.2 million in the second quarter of 2003, compared with $27.9 million in the prior year's second quarter and $17.4 million in the first quarter of 2003.
     This result reflects an improvement in the life insurance business, offset by a modest loss in annuities.

         The life insurance business had income before income taxes of $28.6 million, compared with $27.1 million in the second quarter of 2002 and $22.7 million in the first quarter of 2003. Persistency improved for all major life product lines. In addition, insurance margins grew significantly due to continued
     favorable mortality, lower reinsurance costs and a growing inforce block.

         The annuity business had a loss before income taxes of $1.4 million, compared with income before income taxes of $0.8 million in the second quarter of 2002 and a loss before income taxes of $5.3 million in the first quarter of 2003. Annuities benefited from the strong equity markets, which led to a decrease in the company's minimum death benefit exposure and lower amortization of deferred acquisition costs.
     However, earnings continued to be affected by spread compression due to the low interest rate environment during the quarter.

           While overall life and annuity sales were lower compared with the year-ago quarter, there has been good progress in a number of areas since the beginning of the year.  The company generated a number of new sales agreements in the bank distribution channel, and both life and annuity sales from State Farm continued to grow. In addition, the life insurance sales mix from State Farm agents continues to be balanced between term and permanent products.

         Total life insurance sales (annualized premium and single premium), excluding private placements, were about even with the year-ago quarter and up 10 percent over the first quarter of 2003. Premiums from private placement sales can vary widely from quarter to quarter because they involve fewer, but significantly larger cases. New business activity for private placement sales is strong.

                                                    -more-

The Phoenix Companies, Inc. Second Quarter 2003 Results...6

         Total premium for the second quarter of 2003 was $44.3 million, compared with $55.9 million in the prior year's second quarter and $49.8 million in the first quarter of 2003.

         Annualized premium was $28.1 million in the second quarter of 2003, compared with $37.7 million in the prior year's second quarter and $27.7 million in the first quarter of 2003.  Universal life sales tripled from the second quarter of 2002, in large part due to improved versions of three products.  Term sales grew 43 percent over the second quarter of 2002. Declines in variable universal life and survivorship insurance sales, which were more affected by the remaining uncertainty around the equity markets and estate tax laws, offset these gains.

         Annuity deposits in the second quarter of 2003 were $371.0 million, compared with $661.0 million in the prior year's second quarter and $432.1 million in the first quarter of 2003. However, deposits from products other than the discontinued Retirement Planners Edge (RPE) product increased 17.5 percent from the second quarter of 2002. Overall sales levels were affected by the lack of demand for fixed annuity products as the current credited rates approached minimum contract guarantees.

     Asset Management

     o  Goodwin Flows Reflected Strong Performance
     o  Performance Turnaround at Engemann Well Underway
     o  Operating Expenses Declined 15 Percent from Second Quarter 2002
     o  Additional Impact of Improved Equity Markets on Revenues to be Felt in Third Quarter

         This segment reported a loss before income taxes of $5.7 million, compared with a loss before income taxes of $2.6 million in the prior year's second quarter.  These results include amortization of identified intangible assets of $8.2 million in the second quarter of 2003 and $7.8 million in the second quarter of 2002. Assets under management for the segment on June 30, 2003 were $56.5 billion, including
     $12.8 billion related to the life insurance company's general account, about even with the $56.6 billion on June 30, 2002 and up from $52.9 billion on March 31, 2003.

         An additional impact of this quarter's strong market will be felt in the third quarter, because the majority of fee revenues related to managed accounts and institutional products, 56 percent of the total,

                                                    -more-

The Phoenix Companies, Inc. Second Quarter 2003 Results...7

     are based on asset values from the end of the prior quarter. Operating expenses were 15 percent lower than in the prior year's second quarter.

         Overall second quarter 2003 net flows for Asset Management were lower than the prior year's quarter, but there were increases in inflows since the first quarter of 2003. Mutual fund sales were up 12 percent from last year's second quarter and 26 percent from the first quarter of 2003, driven by deposits in the
     Phoenix-Goodwin Multi-Sector Short Term Bond Fund. This fund ranked number 2 for one-year performance and number 1 for 10-year performance in its Lipper peer group. Overall retail sales were down year over year, largely due to the high volume of managed accounts sales in last year's second quarter from Kayne Anderson
     Rudnick Investment Management, LLC.

         Also in the quarter, Roger Engemann & Associates, Inc. demonstrated that a performance turnaround is well underway, with all six of its funds in the top quintile for one-year performance, according to
     Morningstar.  Institutional sales at Seneca Capital Management, LLC, continued to be strong.  In August the company will introduce two asset allocation funds, which are designed to make it easier for investors to return to equities and invest in a diversified portfolio.

         Net flows for assets under management were negative $312.0 million in the second quarter of 2003, compared with negative $552.1 million in the prior year's second quarter and negative $152.3 million in the first quarter of 2003. While retail flows improved quarter over quarter, institutional outflows increased primarily due to performance and to asset reallocation. Total inflows were $1.9 billion in the second quarter of 2003, compared with $3.1 billion in the prior year's second quarter and up from $1.7 billion in the first quarter of 2003. Total outflows were $2.2 billion in the second quarter of 2003, compared with $3.6 billion in the prior year's second quarter and $1.8 billion in the first quarter of
     2003.

     Venture Capital Segment

     o  Positive Results for the Quarter
     o  Conservative Methodology Does Not Reflect Improved Market Indices

         The Venture Capital segment, which excludes venture capital investments held by Phoenix Life Insurance
     Company's closed block, had income before income taxes of $5.8 million in the second

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The Phoenix Companies, Inc. Second Quarter 2003 Results...8

     quarter of 2003, compared with a loss before income taxes of $29.9 million in the prior year's second quarter.

         This quarter's venture capital segment results reflect improving conditions in the private equity markets, while the prior year's loss reflected the combination of weak equity markets and the company's conservative accounting methodology.  The company's methodology makes downward adjustments based on public market indices, but limits upward adjustments to the amounts previously reported by the partnerships.
     Accordingly, Phoenix does not record gains until they are reported by the partnerships.  Had the company recorded gains based on the indices, the segment's pre-tax earnings would have been $15.5 million higher this quarter.

     Corporate and Other

         In the second quarter of 2003, the Corporate and Other segment had a $12.5 million loss before income taxes, compared with a loss before income taxes of $8.4 million in the prior year's second quarter.  The higher loss primarily reflects contract adjustment payments on the company's Hilb, Rogal and Hamilton
     Company stock purchase contracts, increased interest expense related to Phoenix's fourth quarter 2002 equity units offering, and reduced earnings in the company's equity investment in Aberdeen.

     INVESTMENT PORTFOLIO

     o  Net Unrealized Gains Increased
     o  Action Taken on Non-strategic International Investments

     Debt and Equity Securities Portfolio

         The company reported second quarter 2003 net realized investment gains related to debt and equity securities of $1.2 million, compared with net realized losses of $10.8 million in the second quarter of
     2002.  Before-tax bond impairments in the second quarter totaled $19.8 million, net of $3.9 million of gains on sales of previously impaired securities, representing 0.1 percent of the bond portfolio. Gross unrealized losses in the debt securities portfolio dropped substantially in the quarter,

                                                    -more-

The Phoenix Companies, Inc. Second Quarter 2003 Results...9

     from $181.3 million at March 31, 2003 to $119.3 million at June 30, 2003. Net unrealized gains increased from $629.3 million at March 31, 2003 to $909.1 million at June 30, 2003.

     Other Investments

         The company reported realized investment losses of $60.4 million, after income taxes, related to impairments of three international equity investments, including a $55.0 million after-tax, non-cash charge for Aberdeen.

         Phoenix acquired a 22 percent equity interest in Aberdeen through a series of investments between 1996 and 2001.  After the $55.0 million after-tax, non-cash charge, the new carrying value is $34.4 million, based on Aberdeen's market price on the London Stock Exchange as of June 30, 2003.

     CONFERENCE CALL

         The Phoenix Companies, Inc. will host a conference call today at 11:00 a.m. Eastern time to discuss with the investment community Phoenix's second quarter financial results. The conference call will be broadcast live over the Internet at www.PhoenixWealthManagement.com in the Investor Relations section. To listen to the live call, please go to the Web site at least fifteen minutes prior to register, download and install any necessary audio software. The call can also be accessed by telephone at 1-973-321-1020. A replay of the call will be available through August 14, 2003 by telephone at 1-973-341-3080 (passcode
     4015707) and on Phoenix's Web site, www.PhoenixWealthManagement.com in the Investor Relations section.

            The Phoenix Companies, Inc. is a leading provider of wealth management products and services to individuals and institutions.  Through a variety of advisors and financial services firms, Phoenix helps the affluent and high net worth accumulate, preserve and transfer their wealth with an innovative portfolio of life insurance, annuity and investment management products and services. Phoenix has corporate offices in Hartford, Conn.

     FORWARD-LOOKING STATEMENT

            This release may contain forward-looking statements within the meaning of the Private Securities
     Litigation Reform Act of 1995. The company intends these forward-looking statements to be covered

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The Phoenix Companies, Inc. Second Quarter 2003 Results...10

     by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These include statements relating to trends in, or representing management's beliefs about, the company's future strategies, operations and financial results, as well as other statements including words such as
     "anticipate", "believe," "plan," "estimate," "expect," "intend," "may," "should" and other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning trends and future developments and their potential effects on the company. They are not guarantees of future performance. Actual results may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others: (i) changes in general economic conditions, including changes in interest and currency exchange rates and the performance of financial markets; (ii) heightened competition, including with respect to pricing, entry of new competitors and the development of new products and services by new and existing competitors; (iii)
     the company's primary reliance, as a holding company, on dividends and other payments from its subsidiaries to meet debt payment obligations, particularly since the company's insurance subsidiaries'
     ability to pay dividends is subject to regulatory restrictions; (iv) regulatory, accounting or tax changes that may affect the cost of, or demand for, the products or services of the company's subsidiaries; (v)
     downgrades in financial strength ratings of the company's insurance subsidiaries or in the company's credit ratings; (vi) discrepancies between actual claims experience and assumptions used in setting prices for the products of insurance subsidiaries and establishing the liabilities of such subsidiaries for future policy benefits and claims relating to such products; (vii) movements in the equity markets that affect our investment results, including those from venture capital, the fees we earn from assets under management and the demand for our variable products; (viii) the company's continued success in achieving planned expense reductions; and (ix) other risks and uncertainties described in any of the company's filings with the Securities and Exchange Commission. The company undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Financial Highlights (Unaudited)

                                                   Second        Second     Year-to-Date    Year-to-Date
                                                   Quarter       Quarter      June 30,        June 30,
                                                    2003          2002          2003            2002
                                                 -----------   -----------  ------------    ------------
Income Statement Summary ($ in millions)

Revenues                                           $ 541.5       $ 592.4      $ 1,184.9       $ 1,186.3

Total Segment Income(1)                                11.5          (4.1)          28.3             8.7

Net Income (Loss)                                    (49.5)        (37.2)         (46.3)         (138.6)

--------------------------------------------
Earnings Per Share

Weighted average shares outstanding
 (in thousands)(2)                                   94,150        99,497         94,099         100,346
                                                 -----------   -----------  ------------    ------------
Basic and Diluted

Total Segment Income Per Share                     $  0.12       $ (0.04)     $    0.30       $    0.09
Net Income (Loss) Per Share                        $ (0.53)      $ (0.37)     $   (0.49)      $   (1.38)

--------------------------------------------
Balance Sheet Summary                                June        December
($ in billions, except per share data)               2003          2002
                                                 -----------   -----------

Invested Assets                                    $  17.5       $  16.8
Separate Account and Investment Trust Assets           6.6           5.8
Total Assets                                          26.8          25.2
Total Stockholders' Equity                             2.0           2.0

Common and Equivalent Shares outstanding
 (in thousands)                                     95,427        94,617
                                                 -----------   -----------

Book Value Per Share                               $ 21.21       $ 21.47

Assets Under Management                            $  67.2       $  63.8
(1) In addition to net income presented in accordance with Generally Accepted Accounting Principles
   ("GAAP"), Phoenix considers total segment income in evaluating its financial performance. See the reconciliation of these measures below. Total segment income is an internal performance measure used by
   Phoenix in the management of its operations, including its compensation plans and planning processes. In addition, management believes that segment income provides additional insight into the underlying trends in
   Phoenix's operations.

   Total segment income represents income from continuing operations (which is a GAAP measure) before realized investment gains and losses and certain other items.

   * Net realized investment gains and losses are excluded from total segment income because their size and timing are frequently subject to our discretion.

   * Certain other items are excluded from total segment income because we believe they are not indicative of overall operating trends and are items that management believes are infrequent and material and which result from a business restructuring, a change in regulatory requirements, or other unusual circumstances.

   Because certain of these items are excluded based on our discretion and involve judgments by management, inconsistencies in their determination may exist and total segment income may differ from similarly titled measures of other companies.

(2) For diluted total segment income per share amounts, weighted average common and equivalent shares outstanding were 95,341 and 95,179 for the three and six month periods ended June 30, 2003, respectively.
   Diluted total segment income per share amounts are unchanged from the basic segment and net income per share amounts from the addition of dilutive restricted stock units and stock options to weighted average shares outstanding. Dilutive common stock equivalents are not included in net income (loss) per share amounts because they are anti-dilutive for the three and six month periods ended June 30, 2003.

Consolidated Balance Sheet - Preliminary
June 30, 2003 and December 31, 2002
(in millions, except share data)

                                                                                2003            2002
                                                                             ----------      ----------

ASSETS:
Available-for-sale debt securities, at fair value                            $ 13,200.4      $ 11,894.1
Equity securities, at fair value                                                  341.5           391.2
Mortgage loans, at unpaid principal balances                                      353.5           468.8
Venture capital partnerships, at equity in net assets                             237.1           228.6
Affiliate equity securities, at cost plus equity in undistributed earnings         39.6           134.7
Policy loans, at unpaid principal balances                                      2,212.2         2,195.9
Other investments                                                                 425.1           398.9
                                                                             ----------      ----------
Total investments                                                              16,809.4        15,712.2
Cash and cash equivalents                                                         654.3         1,058.5
Accrued investment income                                                         217.5           192.3
Receivables                                                                       190.0           217.3
Deferred policy acquisition costs                                               1,248.0         1,234.1
Deferred income taxes                                                              48.3            41.4
Goodwill and other intangible assets                                              758.8           762.0
Other general account assets                                                      208.3           225.2
Separate account and investment trust assets                                    6,643.2         5,793.1
                                                                             ----------      ----------

Total assets                                                                 $ 26,777.8      $ 25,236.1
                                                                             ==========      ==========

LIABILITIES:
Policy liabilities and accruals                                                13,109.1      $ 12,680.0
Policyholder deposit funds                                                      3,679.0         3,395.7
Stock purchase contracts                                                          123.9           137.6
Indebtedness                                                                      646.4           644.3
Other general account liabilities                                                 546.9           542.9
Separate account and investment trust liabilities                               6,643.2         5,793.1
                                                                             ----------      ----------

Total liabilities                                                              24,748.5        23,193.6
                                                                             ----------      ----------

MINORITY INTEREST:
Minority interest in net assets of subsidiaries                                     5.1            10.8
                                                                             ----------      ----------

STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value, 106,376,237 and
  106,374,510 shares issued                                                         1.0             1.0
Additional paid-in capital                                                      2,426.2         2,424.4
Deferred compensation on restricted stock units                                    (2.5)           -
Accumulated deficit                                                              (354.6)         (292.6)
Accumulated other comprehensive income                                            147.3            94.6
Treasury stock, at cost: 12,172,563 and 12,330,000 shares                        (193.2)         (195.7)
                                                                             ----------      ----------
Total stockholders' equity                                                      2,024.2         2,031.7
                                                                             ----------      ----------
Total liabilities, minority interest and stockholders' equity                $ 26,777.8      $ 25,236.1
                                                                             ==========      ==========

Certain reclassifications have been made to the 2002 financial statements to conform with the 2003 presentation.

Consolidated Statement of Income (in millions)

                                                           Second     Second    Year-to-Date   Year-to-Date
                                                           Quarter    Quarter      June 30,       June 30,
                                                            2003        2002         2003           2002
                                                          --------   --------    ------------  ------------

REVENUES:
Premiums                                                  $  248.5    $  259.4     $  494.6      $  516.8
Insurance and investment product fees                        133.8       145.9        266.7         286.2
Investment income, net of expenses                           263.8       215.7        540.5         446.9
Net realized investment losses                              (104.6)      (28.6)      (116.9)        (63.6)
                                                          ---------   ---------    ---------     ---------
     Total revenues                                          541.5       592.4      1,184.9       1,186.3
                                                          ---------   ---------    ---------     ---------

BENEFITS AND EXPENSES:
Policy benefits, excluding policyholder dividends            348.4       338.9        699.2         672.8
Policyholder dividends                                        94.2       107.5        210.7         181.7
Policy acquisition cost amortization                          25.9        11.4         53.9           0.5
Intangible asset amortization                                  8.2         7.8         16.6          15.9
Interest expense                                               9.9         7.7         19.7          15.4
Demutualization expenses                                       -           0.6          -             1.5
Other operating expenses                                     136.5       179.1        263.0         315.1
                                                          ---------   ---------    ---------     ---------
     Total benefits and expenses                             623.1       653.0      1,263.1       1,202.9
                                                          ---------   ---------    ---------     ---------

Income (loss) before income taxes and minority interest      (81.6)      (60.6)       (78.2)        (16.6)
Applicable income taxes (benefit)                            (34.4)      (26.7)       (37.0)        (14.4)
                                                          ---------   ---------    ---------     ---------
Income (loss) before minority interest                       (47.2)      (33.9)       (41.2)         (2.2)
Minority interest in net income of subsidiaries                2.3         3.3          5.1           6.1
                                                          ---------   ---------    ---------     ---------
Income (loss) before cumulative effect of
 accounting changes                                          (49.5)      (37.2)       (46.3)         (8.3)
Cumulative effect of accounting change for goodwill
  and other intangible assets                                  -           -            -          (130.3)
                                                          ---------   ---------    ---------     ---------

Net income (loss)                                         $  (49.5)   $  (37.2)    $  (46.3)     $ (138.6)
                                                          =========   =========    =========     =========

Certain reclassifications have been made to the 2002 financial statements to conform with the 2003 presentation.

Reconciliation of Income Measures (in millions)

                                                  Second     Second    Year-to-Date  Year-to-Date
                                                  Quarter    Quarter     June 30,      June 30,
                                                    2003       2002         2003        2002
                                                  --------   --------  ------------- ------------
     Segment Income
     Life insurance                               $  28.6     $ 27.1      $ 51.3      $  52.8
     Annuities                                       (1.4)       0.8        (6.7)         3.3
                                                  --------   --------    --------     --------
     Life and annuity segment                        27.2       27.9        44.6         56.1
     Asset management segment                        (5.7)      (2.6)      (11.5)        (3.6)
     Venture capital segment                          5.8      (29.9)       29.7        (34.9)
     Corporate and other segment                    (12.5)      (8.4)      (23.9)       (14.3)
                                                  --------   --------    --------     --------
     Total segment income, before income taxes       14.8      (13.0)       38.9          3.3
     Applicable income taxes (benefit)                3.3       (8.9)       10.6         (5.4)
                                                  --------   --------    --------     --------
     Total Segment Income                            11.5       (4.1)       28.3          8.7
     Realized gains (losses), after income taxes    (59.2)     (10.8)      (71.6)        (9.1)
     Restructuring charges                           (1.8)     (21.8)       (4.3)       (21.8)
     Deferred policy acquisition cost adjustment      -          -           -           15.1
     Other Income (loss)                              -         (0.5)        1.3         (1.2)
     Cumulative effect of accounting change           -          -           -         (130.3)
                                                  --------   --------    --------     --------
     Net Income (loss)                            $ (49.5)    $(37.2)     $(46.3)     $(138.6)
                                                  ========   ========    ========     ========

Note:  For additional information see our financial supplement at PhoenixWealthManagement.com.